

January 22, 2015

<u>Via E-mail</u>
William Stone
Chief Executive Officer
Mandalay Digital Group, Inc.
2811 Cahuenga Boulevard West
Los Angeles, California 90068

> **Re:** **Mandalay Digital Group, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed January 16, 2015**
> **File No. 333-200695**
> **Form 10-K for the Fiscal Year Ended March 31, 2014**
> **Filed June 30, 2014**
> **Amendment No. 2 to Form 10-K for the Fiscal Year Ended March 31, 2014**
> **Filed January 8, 2015**
> **Form 10-Q for the Quarterly Period Ended September 30, 2014**
> **Filed November 14, 2014**
> **File No. 001-35958**

Dear Mr. Stone:

We have reviewed your letter dated January 7, 2015 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 30, 2014.

Amendment No. 1 to Registration Statement on Form S-4

Exhibit 8.2

1.   Please have counsel revise the opinion to remove text that states or implies that the opinion cannot be relied upon by investors. We refer to the statements that the opinion "is rendered only to you" and "may not be relied upon by…any other person, firm,

corporation or entity without our prior written consent." Refer to Section III.D.1 of Staff Legal Bulletin No. 19.

Form 10-K for the Fiscal Year Ended March 31, 2014

General

2.   You disclose on pages 43 and F-15 that three customers accounted for 45.8%, 22.2% and 10.5% of your gross revenues, respectively, in fiscal 2014; and one of these customers accounted for 51.9% of your gross revenues in fiscal 2013. Please identify these customers for us.

Amendment No. 2 to Form 10-K for the Fiscal Year Ended March 31, 2014

Item 15. Exhibits and Financial Statements Schedules, page 53

3.   Regarding your response to prior comment 5, we are unable to agree that the company is not substantially dependent on agreements that account for 58.5% and 14.9% of your revenues as of September 30, 2014, notwithstanding their terms. In this regard, you should note that even where an agreement is made in the ordinary course of business, it must be filed where there is substantial dependence. Please file a copy of your agreements with these customers.

Form 10-Q for the Quarterly Period Ended September 30, 2014

Item 1. Consolidated Financial Statements

Note 4. Summary of Significant Accounting Policies

Revenue Recognition, page 8

4.   Your response to our prior comment 9 states that the company has not changed the method in which you recognize revenues from carrier arrangements (i.e., net), and that the disclosure on page 8 of the factors considered for gross reporting relate to your accounting for content provider fees and advertising arrangements in which the company was determined to be the principal. This contrasts with the disclosure on page 8 of the filing that states the company "has evaluated its carrier agreements and has determined that it is the principal when selling its products, images or games through carriers." Please revise future filings to clarify your revenue recognition policy related to carrier agreements for content (i.e. on a net basis) and include separate disclosure to clarify your revenue recognition policy related to your advertising arrangements (i.e. on a gross basis). Ensure that your disclosure complies with your response and is similar or further explain why such a revision is not necessary.

5.   Your response to our prior comment 9 states that you recognize advertising revenues on a gross basis. Please further clarify the terms of these advertising arrangements and provide us with an analysis that supports your presentation of these revenues on a gross basis, taking into consideration all of the factors outlined in ASC 605-45-45. As part of your response, please address the following:

- Whether the contractual arrangement is between the company and the advertisers including whether the advertisers can seek remedies from you or the application developers or carriers;
- Your performance obligations to the advertisers and the activities you perform in providing the service, including whether there are any minimum guarantee commitments to fulfill;
- Whether you have discretion in terms of the selection of the applications in which you place ads; and
- Explain the contractual relationships between you, the advertiser, and the third party application developer or carrier including how pricing is determined and the specific activities performed by each party in providing the advertising service.

6.   Please also clarify whether advertising revenue earned is also recognized on a net basis. In this regard, we note on page 32 that when an advertising deal is sourced through a carrier, revenue appears to be recognized on a net basis.

        You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. For questions regarding all other comments, please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3456. If you thereafter require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Matthew Crispino

Mathew Crispino
Staff Attorney

cc: Via E-mail
        Ben D. Orlanski, Esq.
        Manatt, Phelps & Phillips, LLP